FEDERAL INSURANCE COMPANY

Endorsement No. 10

Bond Number: 82179312

NAME OF ASSURED:  LOTSOFF CAPITAL MANAGEMENT

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT

1.	Employee	$1,000,000.	$ - 0 -
2.	On Premises	$1,000,000.	$100,000.
3.	In Transit	$1,000,000.	$100,000.
4.	Forgery or Alteration	$1,000,000.	$100,000.
5.	Extended Forgery	$1,000,000.	$100,000.
6.	Counterfeit Money	$1,000,000.	$100,000.
7.	Threats to Person	$1,000,000.	$100,000.
8.	Computer System	$1,000,000.	$100,000.
9.	Voice Initiated Funds Transfer Instruction	$1,000,000.	$100,000.
10.	Uncollectible Items of Deposit	$1,000,000.	$100,000.
11.	Audit Expense	$100,000.	$25,000.
12.	Automated Telephone Transaction	$1,000,000.	$100,000.
13.	Telefacsimile Instruction Fraud	$1,000,000.	$100,000.
14.	Unauthorized Signature	$100,000.	$25,000.
15.	Claims Expense	$100,000.	$25,000.

This Endorsement applies to loss discovered after 12:01 a.m. on January 2, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 29, 2009

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1